SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                 SEC FILE NUMBER
                                     0-25896
                                  CUSIP NUMBER
                                    316700103

                           NOTIFICATION OF LATE FILING

      (Check one) [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB Form [ ] N-SAR

                       For Period Ended SEPTEMBER 30, 2001
                __ Transition Report on Form 10-K and Form 10-KSB
                __ Transition Report on Form 20-F
                __ Transition Report on Form 11-K
                __ Transition Report on Form 10-Q and Form 10-QSB
                __ Transition Report on Form N-SAR
               For the Transition Period Ended:__________________

             Read Instructions (on back page) Before Preparing Form.
                            Please Print or Type. has
                   verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

5th Avenue Channel Corp.
Full Name of Registrant

Former Name if Applicable

1951 NE. 149th St.
Address of Principal Executive Office (Street and Number)

North Miami, Florida 33181
City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has not, without unreasonable effort and expense, been able to complete its Form 10-QSB for the quarter ended September 30, 2001 because the June 30, 2001 and September 30, 2001 reviews by its independent auditors of the financial information contained in the corresponding 10-QSB's have not been finalized.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       Aurelio E. Alonso, CFO 305 947-3010
                       -----------------------------------

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [] No [X]

                                 6/30/01 10-QSB
                                 --------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes No []

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            5th Avenue Channel Corp.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




         Date  November 15, 2001              By /s/ SANFORD GOLDMAN
               ---------------                ----------------------------------
                                              Sanford Goldman, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           Part IV--Other Information

(3) The Company estimates a decrease of approximately $ 1,190,000 or 61% in the net loss for the quarter ended September 30, 2001 as compared to the same period in 2000 and a decrease of $4,770,000 or 63% for the corresponding nine months periods then ended. These decreases in net losses were primarily due to the savings in selling, general and administrative expenses resulting from the closure of the Company's Net Financial News Internet broadcast and television studio, on November 15, 2000, plus subsequent downsizing and cost reduction measures mostly in 2001, including the relocation of its headquarters.

                     Nine Months                      Nine Months
                 Ended September 30,              Ended September 30,
             ---------------------------      ---------------------------
                2001             2000            2001             2000
                ----             ----            ----             ----


Net Loss     $  750,000       $1,940,000      $2,750,000       $7,520,000
             ==========       ==========      ==========       ==========

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filer unable to timely file a report solely due to electronic difficulties. Filer unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).



                                  End of Filing